File N⁰· ____/2004

So 3/9/04

A 3/12

SECURITIES  ON
04004484

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065411

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING _____ 01/01/2003 _____ AND ENDING _____ 12/31/2003

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
   1ST MUNICH CAPITAL, LLC

OFFICAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FEB 2 5 2004

FRIEDRICHSTRASE 9
(No. and Street)

MUNICH	GERMANY	D-80801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS DOLL   011-49-89-388-3850
                                                                                      (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen R. Rotroff CPA, P. A.
(Name - *if individual, state last, first, middle name*)

Heathrow	Florida	32746
(City)	(State)	(Zip Code)

CHECK ONE:
   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its Possessions

PROCESSED

MAR 17 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, _____ THOMAS DOLL _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ 1ST MUNICH CAPITAL, LLC _____ , as of _____ December 31 _____ , 31   2003   are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Munich, February 4, 2004

_____
Signature

President
Title

– see next page –

_____
Public Notary

Birgit Stahl, aspirant notary, officially appointed
representative of   **Notar Dr. Heinrich Kreuzer**
Perusastraße 7, 80333 München
Tel. 0 89 / 2 90 91 60, Fax 29 09 16 66

This report** contains (check all applicable boxes);

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

File N°. 0172 from 4. February 2004

I herewith certify, that Mr. / Herr Thomas Doll, graduate in business administration, born on October 16, 1963; residing in 87600 Kaufbeuren, Germany, identified by his German identity card, has been giving the above declaration in front of me and has signed the document above also in front of me.

Munich, on the fourth of February, twothousand four

my commission
is unlimited



Birgit Stahl, aspirant notary
officially appointed representative of
Dr. Heinrich Kreuzer, notary
Perusastr.7 II, D-80333 München
☎ ++49 (89) 290 916-0, Fax -66

Hint: According to the law of the state in which this document shall be used it may be necessary that my - notary's - signature gets legalized. Competent therefore is usually the President of the court „Landgericht München I" here in Munich, Palace of Justice, Prielmayerstr.7, D-80316 München.

Original: → versandt / ausgehändigt an | sent to / handed out to H. Doll

Beglaubigte Abschrift | certified copy:

☒ der Unterzeichner | the person who signed

☒ Urkundensammlung | file-collection of the notary



Ich beglaubige, dass die vorliegende
Abschrift (Kopie) mit der mir
vorliegenden Urschrift
übereinstimmt.

München, den   0 5. Feb. 2004

Notarvertreter

1ST MUNICH CAPITAL, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

1ST MUNICH CAPITAL, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

Report of Independent Certified Public Accountant

Members
1st Munich Capital, LLC

I have audited the accompanying statement of financial condition of 1st Munich Capital, LLC as of December 31, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Munich Capital, LLC as of December 31, 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Stephen R. Rotroff, CPA, P.A.

February 16, 2004

1st Munich Capital, LLC
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$	356,967
Due from clearing broker		30,847
Prepaid expenses and other current assets		2,734
	$	390,548

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	21,249
Commissions payable		120,000
Management fee payable		75,000
Total liabilities		216,249
Members' equity		174,299
	$	390,548

1st Munich Capital, LLC
Statement of Operations
For the Year Ended December 31, 2003

Revenues:	
Commissions	2,844,556
Other	911
Total revenues	2,845,467
Expenses:	
Commissions, salaries and benefits	1,766,765
Management fees paid parent	915,000
Clearing and execution costs	113,669
Professional fees	25,123
Other expenses	20,269
Occupancy costs	11,112
Total Expenses	2,851,938
Net loss	$ (6,471)

The accompanying notes are an integral part of these financial statements.

1st Munich Capital, LLC
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Members' Equity
Balance, January 1, 2003	$ 180,770
Net income	(6,471)
Balance, December 31, 2003	$ 174,299

1ST MUNICH CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flow from operating activities:		
Net loss	$	(6,471)
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Increase or decrease in assets and liabilities:		
Decrease in due from clearing brokers		376,684
Increase in prepaid expenses and other assets		(1,714)
Decrease in accounts payable and accrued expenses		(1,406)
Decrease in commissions payable		(224,496)
Increase in management fee payable		75,000
Total cash used in operating activities		217,597
Net increase in cash		217,597
Cash and cash equivalents, beginning of year		139,370
Cash and cash equivalents, end of year	$	356,967
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-

1ST MUNICH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. ORGANIZATION

1st Munich Capital, LLC (the "Company") was incorporated as a limited liability corporation on March 19, 2002, in the state of Florida. 1st Capital Markets Corporation (the "Majority Member") owns 99% of the Company. The Company is a registered broker-dealer with the Securities and Exchange Commission and National Association of Securities Dealers.

The Company operates offices in Boca Raton, Florida and Munich, Germany. The Company's sources of revenue are derived from unsolicited brokerage transactions. The Company is an introducing broker-dealer and clears its trades through Bear Stearns Securities Corp and STC Securities, Inc. (the "Clearing Brokers"). Although the Company's Clearing Brokers maintain the accounts of all customers, the Company remains contingently liable for customers who do not fulfill their obligations.

2. SUMMARY OF SIGNIFICANT ACCOUNTIG POLICIES

Cash and Cash equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Due from clearing brokers - Due from clearing brokers represents commissions and other monies due the Company from the Clearing Brokers. An allowance for doubtful accounts is not recorded since the Clearing Brokers adjust accounts monthly to actual results.

Commissions payable – Commissions payable is money due brokers who trade through the Company.

Securities transactions - Securities transactions, including commissions payable, are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition

Income taxes - The Company, with the consent of its members, elected to be taxed as a partnership under the Internal Revenue Code. All taxable income or loss flows through to the members. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1ST MUNICH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003

3. RELATED PARTY TRANSACTIONS

The Company pays management fees to its Majority Member. The management fees are paid for financial and administrative services, and for providing office facilities, including furniture, fixtures and equipment. The management fee is a mutually agreed upon amount and may not represent the cost of obtaining the aforementioned items from an unrelated party. During the year ended December 31, 2003, the Company paid its Majority Member $715,000 in management fees of which $75,000 was payable at December 31, 2003.

The Company has a minority member (the "Minority Member"), who is an officer of the Majority Member and who owns one percent (1%) of the Company. For the year ended December 31, 2003, the Company paid commissions in the amount of $1,754,865 to the Minority Member of which $120,000 was payable at December 31, 2003.

4. CONTRACTUAL COMMITMENTS

The Company leases space from one of its Clearing Brokers on a month-to-month base. The agreement is inclusive of all charges for the space including telephone, electric, etc. Rent expense for the year ended December 31, 2003 was $10,528.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis to its Clearing Brokers. The Clearing Brokers are responsible for collection of and payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Brokers may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transactions by the Clearing Brokers.

The Company's revenue is 100% generated by trade activity from its Munich, Germany office. All assets in the Munich, Germany office are owned by the Minority Member.

The Company maintains cash balances at a large national bank. The cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000, but the balances may exceed that amount at any time.

The Company maintains accounts with its two Clearing Brokers. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation, but the balances may exceed these amounts at any given time.

1ST MUNICH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003

6. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness or $5,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2003, the net capital, as computed, was $140,349. Consequently, the Company had excess net capital of $125,932 over the minimum net capital requirement of $14,417.

At December 31, 2003 the percentage of aggregate indebtedness to net capital was approximately 154.1% versus an allowable percentage of 1500%.

7. RECONCILIATION OF NET CAPITAL

The net capital computation shown on the Company's December 31, 2003 FOCUS IIA, and the computation shown on the attached Computation of Net Capital pursuant to SEC Rule 15c3-1 agree, since audit adjustments are insignificant.

1ST MUNICH CAPITAL, LLC
Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
as of December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Total members' equity qualified for net capital $ 174,299

Deductions:
  Non-allowable assets:
    Receivable from third party clearing broker $ 31,217
    Other 2,733

      Total non-allowable assets (33,950)

Net capital before haircuts and securities positions 140,349

Haircuts: -

Net capital 140,349

Minimum net capital requirements:

6 2/3% of total aggregate indebtedness $ 14,417
Minimum dollar net capital requirement
  of reporting broker dealer 5,000

Net capital requirement (greater of above two minimum requirement amounts) 14,417

Net capital in excess of required minimum $ 125,932

Excess net capital at 1000% $ 118,724

Total aggregate indebtedness included in Statement of Financial Condition $ 216,249

Percentage of aggregate indebtedness to net capital 154.08%

RECONCILIATION:

Net capital, per page 10 of the December 31, 2003 unaudited amended
  Focus Report, as filed $ 140,348

Net audit adjustments (miscellaneous rounding) 1

Net capital, per December 31, 2003 audited report, as filed $ 140,349

The accompanying notes are an integral part of these financial statements

1ST MUNICH CAPITAL, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2003

1st Munich Capital, LLC operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. 1st Munich Capital, LLC is, therefore, exempt from the reserve formula calculations and possession and control computations.

STEPHEN R. ROTROFF, CPA, P.A.
Certified Public Accountant and Consultant

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Members
1st Munich Capital, LLC

In planning and performing my audit of the financial statements of 1st Munich Capital, LLC (the "Company") for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

 

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stephen R. Retoff, CPA. P.A.

February 16, 2004